July
12,
2005

via facsimile and U.S. mail

Mr. Vaughn Barbon
Chief Financial Officer
Lexington Resources, Inc.
7473 West Lake Mead Road
Las Vegas, Nevada 89128

Re:	Lexington Resources, Inc.
		Form 10-KSB for year ended December 31, 2004
		Filed March 31, 2005
		File No. 0-25455

Dear Mr. Barbon:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended December 31, 2004

Independent Auditor

Location of Auditor, page F-2

1. We note that your audit report was signed by an audit firm based in Vancouver, Canada. Please tell us how you concluded that it is appropriate to have engaged an auditor licensed outside of the United
States, in light of the facts that the majority of your assets appear to be located within; the majority of your revenues are derived within, and your corporate offices are located within the United States. We believe the guidance in Article 2 of Regulation S-X ordinarily requires that the audit report of a registrant (that is not a foreign private issuer) to be rendered by an auditor licensed in the United States. Further guidance may be found in Section 5.K of "International Reporting and Disclosure Issues in the Division of
Corporation Finance on our website at
http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm
#P4
42_69217Please.

Auditor`s Report, page F-2

2. The third paragraph of the auditor`s report (opinion paragraph) should be revised to include a sentence identifying what GAAP used in preparing the financial statements.

Financial Statement Footnotes

3. Revise to provide the unaudited supplemental disclosure for oil and gas properties required by SFAS 69.

Exhibit 32.1 Certification Under Section 906

4. The certification required in this exhibit must correspond to the name of the registrant.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact John A. Weitzel, Staff Accountant at (202)
551-
3731 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-
3686
with any other questions.

								Sincerely,



								Karl Hiller
								Branch Chief

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Mr.Vaughn Barbon
Lexington Resources, Inc.
July 12, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010